Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, Florida 33498

Telephone: (561) 237-0804

Facsimile: (561) 237-0803

January 28, 2008

VIA EDGAR

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C.  20549

Attention:  David L. Orlic

                  Special Counsel

Re:

Broadcaster, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed January 23, 2008

File No. 0-15949

Dear Mr. Orlic:

Thank you for your January 28, 2008 letter regarding Broadcaster, Inc. (“Broadcaster”).  Enclosed is Amendment No. 5 to the Broadcaster’s Schedule 14C, which has been marked to show changes from our prior submission.  The changes in the revised information statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of Broadcaster’s Schedule 14C, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.        We note your response to comment 1 of our letter dated January 14, 2008.  Please revise your disclosure to provide a complete description of the disagreement over the two proposed merger candidates, JamNow and WebHost4Live, the occurred at the December 13, 2007 meeting of your Board of Directors.  Please include in your disclosure a discussion of Mr. Quan and Mr. Gardner’s respective interests in the proposed mergers.  Finally, please provide a more complete description of your negotiations with JamNow.  We note that in your response to comment 3 of our letter dated January 10, 2008, you mentioned a disagreement with JamNow over a $300,000 bridge loan that you do not discuss in your revised disclosure.

United States Securities and

  Exchange Commission

January 28, 2008

Response:   Complied with.  Please see disclosure added to the seventh and eighth paragraph under Written Consent Executed and Delivered by the Consenting Stockholders.

2.        Please revise your disclosure to state prominently, if true, that by removing Dr. Orza and Mr. Goodman, you are removing two of the three independent directors currently on your board.

Response:  Complied with.  Please see disclosure added to the fourth paragraph on the first page of the Information Statement, the first paragraph under Written Consent Executed and Delivered by the Consenting Stockholders and the first paragraph under Our Board of Directors.

Please feel free to contact me at (561) 237-0804 or Leslie Marlow at (516) 496-2223.  Thank you.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg

Enclosure